Mail Stop 4561

								August 5, 2005

Mr. Sundaresan Raja
Airbee Wireless, Inc.
President and Chief Executive Officer
9400 Key West Avenue
Rockville, MD 20850-3322

RE:	Airbee Wireless, Inc.
	Form 10-KSB/A-3 for the fiscal year ended December 31, 2005
	Filed July 22, 2005
	File No. 0-50918

	Form 10-QSB/A for the fiscal year ended December 31, 2005
	Filed July 22, 2005
	File No. 0-50918

	Form 8-K/A
	Filed June 29, 2005
	File No. 0-50918

Dear Mr. Raja:

	We have reviewed your filing and have the following comments. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We refer you to comments 48 and 55 of our letter dated October
7,
2004.  Please supplementally provide a more detailed legal
analysis
for why shares issued to Dolphin Bay Capital, Inc. and seven investors were exempt under Rule 504 of Regulation D and Section 5.1 of the Texas Securities Act and Rule 109.3.C.1 of the Texas Administrative Code. Similarly, provide your legal analysis for why the shares were not subject to resale restrictions under Rule 144. In this regard, you should specifically address the condition you relied upon in Rule 504(b). Please tell us in material detail the prior relationship you had with Dolphin Bay Capital and the five investors and how they came to your attention as investors.
Please
provide the same legal analysis for the March 2003 Regulation D, Rule
504 offering, and advise if those shares were subject to resale restrictions.


Form 10-K/A filed on July 22, 2005

Controls and Procedures, page 47
2. Please revise to describe the events surrounding your "resolution of certain accounting matters," including a description of the specific deficiencies that aggregated to a material weakness.
Your
revision should address when the deficiencies occurred and when the deficiencies were discovered. Further, we note your sentence that the deficiencies arose "in connection with comments received from the
Staff of the SEC who have raised issues about various rule and other
GAAP compliance matters." In revising, consider that while the SEC may have precipitated a re-evaluation of your accounting determinations and your conclusion as to effectiveness, the identification of specific deficiencies and the ultimate determination as effectiveness of your disclosure controls and procedures was determined by you at your discretion. Your above-referenced Form 10-QSB/A should similarly be revised.
3. Please also provide a materially complete description of the steps that were taken or are being taken to rectify the material weakness in your disclosure controls and procedures so that they will become effective and describe changes to your internal controls over financial reporting and your time frame for implementing any changes.
Consider for example, expanding your discussion of the "best efforts" being undertaken. Further, this information should be provided as of the date you provide the conclusion about the ineffective disclosure controls and procedures, which is December 31, 2004 for the Form 10-
KSB. The status of your plans to address deficiencies should speak as of that date. Please also revise the above-referenced Form 10-QSB/A. Please also consider revising your disclosure if revisions pursuant to this comment affect your disclosure pursuant to Item 308(c) of Regulation S-B concerning changes in internal control over financial reporting during this period ended December 31, 2004. Please provide the same analysis for your above-referenced Form 10-
QSB/A.
4. Please provide the same enhanced disclosure discussed in comments
2 and 3, above, as it relates to the inadequate communications that led to the untimely filing of a current report.
5. We note that your chief executive officer and chief financial officer certified, in their Rule 13a-14(a) certifications, that based on their knowledge, "the financial statements, and other financial information included in [your filings], fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in
[your reports]." Given the material weakness discussed in your disclosure, disclose why you believe that the financial statements for the fiscal period covered by your reports fairly present in all material respects your financial condition, results of operations and cash flows.
Note 11 - Stockholder`s Deficit
Stock Options and Warrants, page 43

6. We note the schedule of common stock issuances and stock option grants provided in response to prior comment 7 of our letter dated July 13, 2005. Please provide us with an analysis that shows how you calculated the $221,400 of stock-based compensation expense recognized during 2003 related to options issued below fair market value. Tell us the grant date and which particular stock option holder or warrant holder the stock-based compensation expense relates to. As part of your response, explain how you determined the grant date fair value of the 1,250,000 warrants granted on April 22, 2004, the 500,000 warrants granted on August 22, 2003, and the 3,000,000 options granted on September 1, 2003 in relation to the price paid by third party investors in the most recent stock transactions. Also indicate the method and the service period used to recognize stock-based compensation expense. If the service period does not agree to the vesting period, please explain why.

7. We note that your schedule of the pro forma effects of stock-
based
compensation had the compensation expense been determined
consistent
with SFAS 123 does not deduct any of the stock-based compensation expense recognized during 2003 and 2004. Explain how your pro forma net loss considers the amount already recorded using the intrinsic value in accordance with APB 25. In addition, tell us why you have assumed no stock-based compensation expense determined under SFAS
123
in 2003.

Form 8-K/A filed on June 29, 2005
Introduction to Unaudited Pro Forma Condensed Consolidated
Financial
Statements of Airbee Wireless, Inc. and Subsidiaries

8. We note that you valued the shares issued to acquire Identity, Inc. using the thirty-day average closing price of Airbee`s common stock through April 25, 2005. Indicate how this valuation complies with the guidance in EITF 99-12 that indicates the shares should be valued based on the market price for a period of a few days before and after the terms of the acquisition are agreed to and announced.
In addition to explaining your use of the thirty-day average, tell us why you used April 25, 2005 for the date of measurement considering the agreement was entered into and announced on May 2, 2005.

Unaudited Pro Forma Condensed Consolidated Balance Sheet

9. We note from pro forma adjustment (a) that the entire excess purchase over the net assets acquired has been allocated to goodwill.
Tell us what consideration you gave to allocating any portion of the purchase price to intangible assets. For example, explain how you considered the agreement with GMAC Risk Services, Inc., the marketing agreement with AgentNet, the patent license agreement with Dynamo, and that Identity is currently developing new and innovative technologies. Your response should address how you considered the guidance in paragraph 39 of SFAS 141.

Closing

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, and as per our request in our letter dated October 7, 2004, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Morgan Youngwood at (202) 551-3479, or
Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488, if you have any questions regarding comments on the financial statements and related matters. Please contact Adam Halper at (202) 551-3482 or Jeffrey Werbitt at (202)
551-3456 with any other questions.


							Sincerely,


							Barbara C. Jacobs
							Assistant Director

cc:	Brian A. Pearlman
	Adorno & Yoss
      350 East Las Olas Boulevard
      Suite 1700
      Fort Lauderdale, Florida 33301

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Mr. Sundaresan Raja
Airbee Wireless, Inc.
Form 10-KSB/A-3
Page 1